Mail Stop 4561

July 2, 2007

Mr. George J. Alburger, Jr.
Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, PA 19355

> **Re:** **Liberty Property Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-13132**

Dear Mr. Alburger, Jr.:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant